Exhibit 3.2

AMENDMENT NO. 6 TO

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

GMAC LLC

This AMENDMENT NO. 6, dated as of December 29, 2008 (this “Amendment”), to the Amended and Restated Limited Liability Company Operating Agreement of GMAC LLC, dated November 30, 2006 (as amended, the “LLC Agreement”), by and among GMAC LLC, a Delaware limited liability company, (the “Issuer”), GM Finance Co. Holdings LLC, a Delaware limited liability company (“GM Holdco”), FIM Holdings LLC, a Delaware limited liability company (“FIM”), GMAC Management LLC, a Delaware limited liability company, and GM Preferred Finance Co. Holdings LLC, a Delaware corporation, as members of the Issuer, and each other Person who at any time becomes a member of the Issuer in accordance with the terms of the LLC Agreement, is made by and between GM Holdco and FIM in their capacity as the Joint Majority Holders. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the LLC Agreement.

WHEREAS, GM Holdco and FIM desire to amend the LLC Agreement to create a series of preferred membership interests, capital amount $1,000 per unit, of the Issuer, and that the number of units of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the units of such series are set forth in this Amendment; and

WHEREAS, GM Holdco and FIM constitute the Joint Majority Holders under the LLC Agreement and in such capacity have the authority under the LLC Agreement to amend certain terms of the LLC Agreement as set forth in this Amendment.

NOW, THEREFORE, the parties hereto agree as follows:

Part 1. Designation and Number of Units. There is hereby created a series of preferred membership interests designated as the “Fixed Rate Cumulative Perpetual Preferred Membership Interests, Series D-1” (the “Designated Preferred”), which shall be subdivided into separate units of ownership having the terms set forth in this Amendment. The authorized number of units of Designated Preferred shall be 5,000,000.

Part 2. Standard Provisions. The Standard Provisions contained in Schedule A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Amendment and the LLC Agreement to the same extent as if such provisions had been set forth in full herein.

Part. 3. Definitions. The following terms are used in this Amendment (including the Standard Provisions in Schedule A hereto) as defined below:

(a) “Capital Amount” means $1,000 per unit of Designated Preferred.

(b) “Common Interests” means the common membership interests of the Issuer.

(c) “Distribution Payment Date” means February 15, May 15, August 15 and November 15 of each year.

(d) “Junior Interests” means the Common Interests, including the Class A Membership Interests, the Class B Membership Interests and the Class C Membership Interests, and any other class or series of membership interest of the Issuer the terms of which expressly provide that it ranks junior to Designated Preferred as to distribution rights and/or as to rights on liquidation, dissolution or winding up of the Issuer.

(e) “Minimum Amount” means $1,250,000,000.

(f) “Parity Interests” means any class or series of membership interests of the Issuer (other than Designated Preferred) the terms of which do not expressly provide that such class or series will rank senior or junior to Designated Preferred as to distribution rights and/or as to rights on liquidation, dissolution or winding up of the Issuer (in each case without regard to whether distributions accrue cumulatively or non-cumulatively). Without limiting the foregoing, Parity Interests shall include (i) the GM Preferred Membership Interest and (ii) the preferred membership interest to be issued to Preferred Blocker Inc., a wholly owned subsidiary of the Issuer (“Blocker Sub”), in connection with the Issuer’s offer to exchange and/or purchase for cash certain outstanding notes of the Issuer for newly issued senior guaranteed notes and subordinated notes of the Issuer and 9% perpetual preferred stock of Blocker Sub and up to $2,000,000,000 in cash, pursuant to that certain Confidential Offering Memorandum, dated as of November 20, 2008, as amended and supplemented (the “Blocker Preferred Membership Interest”).

(g) “Signing Date” means December 29, 2008.

Part. 4. Preemptive Rights. Section 12.3 of the LLC Agreement is hereby amended in all regards to exempt from the applicability of such section the issuance of the Designated Preferred.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed this 29th day of December 2008.

THE JOINT MAJORITY HOLDERS:

FIM HOLDINGS LLC

By:	Cerberus FIM Investors, LLC,
its Managing Member

By:	Cerberus FIM, LLC,
its Managing Member

By:	/s/ Stephen A. Feinberg
Name:	Stephen A. Feinberg
Title:	Managing Member

GM FINANCE CO. HOLDINGS LLC

By:	/s/ Ray G. Young
Name:	Ray G. Young
Title:

Schedule A

STANDARD PROVISIONS

Section 1. General Matters. Each unit of Designated Preferred shall be identical in all respects to every other unit of Designated Preferred. The Designated Preferred shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the LLC Agreement. The Designated Preferred shall rank equally with Parity Interests and shall rank senior to Junior Interests with respect to the payment of distributions and the distribution of assets in the event of any dissolution, liquidation or winding up of the Issuer.

Section 2. Standard Definitions. As used herein with respect to Designated Preferred:

(a) “Applicable Distribution Rate” means 8% per annum.

(b) “Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Issuer as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

(c) “Business Combination” means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Issuer’s membership interest holders.

(d) “Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

(e) “Capital Preference” has the meaning set forth in Section 4(a).

(f) “Distribution Period” has the meaning set forth in Section 3(a).

(g) “Distribution Record Date” has the meaning set forth in Section 3(a).

(h) “Original Issue Date” means the date on which units of Designated Preferred are first issued.

(i) “Preferred Interests” means any and all series of preferred membership interest of the Issuer, including the Designated Preferred.

(j) “Preferred Manager” has the meaning set forth in Section 7(b).

(k) “Qualified Equity Offering” means the sale and issuance for cash by the Issuer to persons other than the Issuer or any of its subsidiaries after the Original Issue Date of perpetual Preferred Interests, Common Interests or any combination of such membership interests, that, in each case, qualify as and may be included in Tier 1 capital of the Issuer at the time of issuance under the applicable risk-based capital guidelines of the Issuer’s Appropriate Federal Banking Agency (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to November 17, 2008).

(l) “Standard Provisions” mean these Standard Provisions that form a part of the LLC Agreement.

(m) “Successor Preferred Interests” has the meaning set forth in Section 5(a).

(n) “Voting Parity Interests” means, with regard to any matter as to which the holders of Designated Preferred are entitled to vote as specified in Sections 7(a) and 7(b) of these Standard Provisions that form a part of the LLC Agreement, any and all series of Parity Interests upon which like voting rights have been conferred and are exercisable with respect to such matter.

Section 3. Distributions.

(a) Rate. Holders of Designated Preferred shall be entitled to receive, on each unit of Designated Preferred if, as and when declared by the Board of Managers of the Issuer or any duly authorized committee of the Board of Managers, but only out of assets legally available therefor, cumulative cash distributions with respect to each Distribution Period (as defined below) at a rate per annum equal to the Applicable Distribution Rate on (i) the Capital Amount per unit of Designated Preferred and (ii) the amount of accrued and unpaid distributions for any prior Distribution Period on such unit of Designated Preferred, if any. Such distributions shall begin to accrue and be cumulative from the Original Issue Date, shall compound on each subsequent Distribution Payment Date (i.e., no distributions shall accrue on other distributions unless and until the first Distribution Payment Date for such other distributions has passed without such other distributions having been paid on such date) and shall be payable quarterly in arrears on each Distribution Payment Date, commencing with the first such Distribution Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Distribution Payment Date would otherwise fall on a day that is not a Business Day, the distribution payment due on that date will be postponed to the next day that is a Business Day and no additional distributions will accrue as a result of that postponement. The period from and including any Distribution Payment Date to, but excluding, the next Distribution Payment Date is a “Distribution Period”, provided that the initial Distribution Period shall be the period from and including the Original Issue Date to, but excluding, the next Distribution Payment Date.

Distributions that are payable on Designated Preferred in respect of any Distribution Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of distributions payable on Designated Preferred on any date prior to the end of a Distribution Period, and for the initial Distribution Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

Dividends that are payable on Designated Preferred on any Distribution Payment Date will be payable to holders of record of Designated Preferred as they appear on the Schedule of Members of the Issuer contemplated by the LLC Agreement on the applicable record date, which shall be the 15th calendar day immediately preceding such Distribution Payment Date or such other record date fixed by the Board of Managers or any duly authorized committee of the Board of Managers that is not more than 60 nor less than 10 days prior to such Distribution Payment Date (each, a “Distribution Record Date”). Any such day that is a Distribution Record Date shall be a Distribution Record Date whether or not such day is a Business Day.

Holders of Designated Preferred shall not be entitled to any distributions, whether payable in cash, securities or other property, other than distributions (if any) declared and payable on Designated Preferred as specified in this Section 3 (subject to the other provisions of the LLC Agreement). The Issuer shall make pro rata allocations of items of gross income to the holders of the Designated Preferred in an amount equal to any distributions to which such holders are entitled under this Section 3.

(b) Priority of Dividends. So long as any unit of Designated Preferred remains outstanding, no distribution shall be declared or paid on the Common Interests or any other Junior Interests (other than distributions payable solely in either Common Interests or such Junior Interests, as applicable) or Parity Interests, subject to the immediately following paragraph in the case of Parity Interests, and no Common Interests, Junior Interests or Parity Interests shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Issuer or any of its subsidiaries unless all accrued and unpaid distributions for all past Distribution Periods, including the latest completed Distribution Period (including, if applicable as provided in Section 3(a) above, distributions on such amount), on all outstanding units of Designated Preferred have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of units of Designated Preferred on the applicable record date). The foregoing limitation shall not apply to (i) redemptions, purchases or other acquisitions of Common Interests or other Junior Interests in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice; (ii) the acquisition by the Issuer or any of its subsidiaries of record ownership in Junior Interests or Parity Interests for the beneficial ownership of any other persons (other than the Issuer or any of its subsidiaries), including as trustees or custodians; (iii) the exchange or conversion of Junior Interests for or into other Junior Interests or of Parity Interests for or into other Parity Interests (with the same or lesser aggregate liquidation amount) or Junior Interests, in each case, solely to the extent required pursuant to binding contractual agreements entered into prior to the Signing Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Interests; and (iv) tax distributions on Junior Interests to the extent determined to be reasonably necessary by the Board of Managers.

When distributions are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Distribution Payment Date (or, in the case of Parity Interests having distribution payment dates different from the Distribution Payment Dates, on a distribution payment date falling within a Distribution Period related to such Distribution Payment Date) in full upon Designated Preferred and any Parity Interests, all distributions declared on Designated Preferred and all such Parity Interests and payable on such Distribution Payment Date (or, in the case of Parity Interests having distribution payment dates different from the Distribution Payment Dates, on a distribution payment date falling within the Distribution Period related to such Distribution Payment Date) shall be declared pro rata so that the respective amounts of such distributions declared shall bear the same ratio to each other as all accrued and unpaid distributions per unit on the units of Designated Preferred (including, if applicable as provided in Section 3(a) above, distributions on such amount) and all Parity Interests payable on such Distribution Payment Date (or, in the case of Parity Interests having distribution payment dates different from the Distribution Payment Dates, on a distribution payment date falling within the Distribution Period related to such Distribution Payment Date) (subject to their having been declared by the Board of Managers or a duly authorized committee of the Board of Managers out of legally available funds and including, in the case of Parity Interests that bear cumulative distributions, all accrued but unpaid distributions) bear to each other. If the Board of Managers or a duly authorized committee of the Board of Managers determines not to pay any distribution or a full distribution on a Distribution Payment Date, the Issuer will provide written notice to the holders of Designated Preferred prior to such Distribution Payment Date. Subject to the foregoing, and not otherwise, such distributions (payable in cash, securities or other property) as may be determined by the Board of Managers or any duly authorized committee of the Board of Managers may be declared and paid on any securities, including Common Interests and other Junior Interests, from time to time out of any funds legally available for such payment, and holders of Designated Preferred shall not be entitled to participate in any such distributions.

Section 4. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Issuer, whether voluntary or involuntary, holders of Designated Preferred shall be entitled to receive for each unit of Designated Preferred held by them, out of the assets of the Issuer or proceeds thereof (whether capital or surplus) available for distribution to members of the Issuer, subject to the rights of any creditors of the Issuer, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Interests and any other membership interests of the Issuer ranking junior to Designated Preferred as to such distribution, payment in full in an amount equal to the sum of (i) the Capital Amount per unit of Designated Preferred and (ii) the amount of any accrued and unpaid distributions (including, if applicable as provided in Section 3(a) above, distributions on such amount), whether or not declared, to the date of payment (such amounts collectively, the “Capital Preference”). The Issuer intends to comply with the “substantial economic effect” safe harbor contained in Treasury Regulations under Internal Revenue Code Section 704(b) such that, upon the Issuer’s liquidation, distributions to the unit holders shall be made in accordance with capital account balances. The Issuer shall make pro rata allocations of items of gross income to the holders of the Designated Preferred in an amount equal to the difference between the Capital Amount and the initial capital account attributable to the Designated Preferred.

(b) Partial Payment. If in any distribution described in Section 4(a) above the assets of the Issuer or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding units of Designated Preferred and the corresponding amounts payable with respect of any other membership interests of the Issuer ranking equally with Designated Preferred as to such distribution, holders of Designated Preferred and the holders of such other membership interests shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(c) Residual Distributions. If the Capital Preference has been paid in full to all holders of Designated Preferred and the corresponding amounts payable with respect of any other membership interests of the Issuer ranking equally with the Designated Preferred as to such distribution has been paid in full, the holders of other membership interests of the Issuer shall be entitled to receive all remaining assets of the Issuer (or proceeds thereof) according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 4, the merger or consolidation of the Issuer with any other corporation or other entity, including a merger or consolidation in which the holders of Designated Preferred receive cash, securities or other property for their units, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Issuer, shall not constitute a liquidation, dissolution or winding up of the Issuer.

Section 5. Redemption.

(a) Optional Redemption. Except as provided below, the Designated Preferred may not be redeemed prior to the first Distribution Payment Date falling on or after the third anniversary of the Original Issue Date. On or after the first Distribution Payment Date falling on or after the third anniversary of the Original Issue Date, the Issuer, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the units of Designated Preferred at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Capital Amount per unit of Designated Preferred and (ii) except as otherwise provided below, any accrued and unpaid distributions (including, if applicable as provided in Section 3(a) above, distributions on such amount) (regardless of whether any distributions are actually declared) to, but excluding, the date fixed for redemption.

Notwithstanding the foregoing, prior to the first Distribution Payment Date falling on or after the third anniversary of the Original Issue Date, the Issuer, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, the units of Designated Preferred at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Capital Amount per unit of Designated Preferred and (ii) except as otherwise provided below, any accrued and unpaid distributions (including, if applicable as provided in Section 3(a) above, distributions on such amount) (regardless of whether any distributions are actually declared) to, but excluding, the date fixed for redemption; provided that (x) the Issuer (or any successor by Business Combination) has received aggregate gross proceeds of not less than the Minimum Amount (plus the “Minimum Amount” for each other outstanding series of preferred membership interests of such successor that was originally issued to the United States Department of the Treasury (the “Successor Preferred Interests”) in connection with the Troubled Asset Relief Program Capital Purchase Program) from one or more Qualified Equity Offerings (including Qualified Equity Offerings of such successor), and (y) the aggregate redemption price of the Designated Preferred (and any Successor Preferred Interests) redeemed pursuant to this paragraph may not exceed the aggregate net cash proceeds received by the Issuer (or any successor by Business Combination) from such Qualified Equity Offerings (including Qualified Equity Offerings of such successor).

The redemption price for any unit of Designated Preferred shall be payable on the redemption date to the holder of such units against surrender of the certificate(s) evidencing such units to the Issuer or its agent. Any declared but unpaid distributions payable on a redemption date that occurs subsequent to the Distribution Record Date for a Distribution Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed units on such Distribution Record Date relating to the Distribution Payment Date as provided in Section 3 above.

(b) No Sinking Fund. The Designated Preferred will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Designated Preferred will have no right to require redemption or repurchase of any units of Designated Preferred.

(c) Notice of Redemption. Notice of every redemption of units of Designated Preferred shall be given by first class mail, postage prepaid, addressed to the holders of record of the units to be redeemed at their respective last addresses appearing on the books of the Issuer. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of units of Designated Preferred designated for redemption shall not affect the validity of the proceedings for the redemption of any other units of Designated Preferred. Notwithstanding the foregoing, if the units of Designated Preferred are issued in book-entry form through The Depository Trust Issuer or any other similar facility, notice of redemption may be given to the holders of Designated Preferred at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of units of Designated Preferred to be redeemed and, if less than all the units held by such holder are to be redeemed, the number of such units to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such units are to be surrendered for payment of the redemption price.

(d) Partial Redemption. In case of any redemption of part of the units of Designated Preferred at the time outstanding, the units to be redeemed shall be selected either pro rata or in such other manner as the Board of Managers or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Managers or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which units of Designated Preferred shall be redeemed from time to time. If fewer than all the units represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed units without charge to the holder thereof.

(e) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Issuer, in trust for the pro rata benefit of the holders of the units called for redemption, with a bank or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the Board of Managers, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any unit so called for redemption has not been surrendered for cancellation, on and after the redemption date distributions shall cease to accrue on all units so called for redemption, all units so called for redemption shall no longer be deemed outstanding and all rights with respect to such units shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Issuer, after which time the holders of the units so called for redemption shall look only to the Issuer for payment of the redemption price of such units.

Section 6. Conversion. Holders of Designated Preferred units shall have no right to exchange or convert such units into any other securities.

Section 7. Voting Rights.

(a) General. The holders of Designated Preferred shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

(b) Preferred Managers. Whenever, at any time or times, distributions payable on the units of Designated Preferred have not been paid for an aggregate of six quarterly Distribution Periods or more, whether or not consecutive, the authorized number of Managers of the Issuer shall automatically be increased by two and the holders of the Designated Preferred shall have the right to appoint two Managers (hereinafter the “Preferred Managers” and each a “Preferred Manager”) to fill such newly created Manager positions until all accrued and unpaid distributions for all past Distribution Periods, including the latest completed Distribution Period (including, if applicable as provided in Section 3(a) above, distributions on such amount), on all outstanding units of Designated Preferred have been declared and paid in full at which time such right shall terminate with respect to the Designated Preferred, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned; provided that it shall be a qualification for election for any Preferred Manager that the election of such Preferred Manager shall not cause the Issuer to violate any governance requirements of any securities exchange or other trading facility on which securities of the Issuer may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of units of Designated Preferred to select two Managers as provided above, the Preferred Managers shall cease to be qualified as Managers, the term of office of all Preferred Managers then in office shall terminate immediately and the authorized number of Managers shall be reduced by the number of Preferred Managers elected pursuant hereto. Any Preferred Manager may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders a majority of the units of Designated Preferred at the time outstanding voting separately as a class together to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Manager becomes vacant for any reason other than removal from office as aforesaid, the remaining Preferred Manager may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

(c) Class Voting Rights as to Particular Matters. So long as any units of Designated Preferred are outstanding, in addition to any other vote or consent of members required by law or by the LLC Agreement, the vote or consent of the holders of at least 66  2/3 % of the units of Designated Preferred at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i) Authorization of Senior Stock. Any amendment or alteration of the LLC Agreement to authorize or create or increase the authorized amount of, or any issuance of, any membership interests of, or any securities convertible into or exchangeable or exercisable for membership interests of, any class or series of membership interests of the Issuer ranking senior to the Designated Preferred with respect to either or both the payment of distributions and/or the distribution of assets on any liquidation, dissolution or winding up of the Issuer;

(ii) Amendment of Designated Preferred. Any amendment, alteration or repeal of any provision of the LLC Agreement (including, unless no vote on such merger or consolidation is required by Section 7(c)(iii) below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Designated Preferred; or

(iii) Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding exchange or reclassification involving the Designated Preferred, or of a merger or consolidation of the Issuer with another corporation or other entity, unless in each case (x) the units of Designated Preferred remain outstanding or, in the case of any such merger or consolidation with respect to which the Issuer is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such units remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Designated Preferred immediately prior to such consummation, taken as a whole;

provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized Preferred Interests, including any increase in the authorized amount of Designated Preferred necessary to satisfy preemptive or similar rights granted by the Issuer to other persons prior to the Signing Date, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of Preferred Interests, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Interests, ranking equally with and/or junior to Designated Preferred with respect to the payment of distributions (whether such distributions are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Issuer will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding units of the Designated Preferred; provided, further, however, that (i) a GMAC Conversion, (ii) the adoption of the second amended and restated version of the LLC Agreement to be entered into on or about December 31, 2008 and (iii) any amendments to the LLC Agreement entered into in connection with the compliance by the Company, General Motors Corporation and/or FIM Holdings LLC with their commitments to the Board of Governors for purposes of such Board’s approval of the Company’s Bank Holding Act application and/or the United States Department of the Treasury for purposes of the Company’s participation in the Troubled Asset Relief Program, or any similar or successor program, will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding units of the Designated Preferred, provided that, in the case of a GMAC Conversion, (i) the Designated Preferred are converted into or exchanged for preferred stock of the resulting corporation having terms substantially the same as the terms of the Designated Preferred and (ii) that the holders of the Designated Preferred will maintain a substantially equivalent economic interest, based on the capital amounts of their respective interests, in the Company after the GMAC Conversion as they held prior to the GMAC Conversion.

“GMAC Conversion” means, together with related transactions, any conversion of the Company into a corporation through a statutory conversion, the creation of a holding company above the Company and the exchange of all or substantially all of the Company’s outstanding equity interests for equity interests of such holding company, the direct or indirect acquisition by Preferred Blocker Inc. (“Blocker Sub”) of all or substantially all of the Company’s outstanding equity interests in exchange for stock of Blocker Sub, the merger of the Company with and into Blocker Sub, or any other direct or indirect incorporation of the assets and liabilities of the Company, including, without limitation, by merger, consolidation or recapitalization; statutory conversion; direct or indirect, sale, transfer, exchange, pledge or other disposal of economic, voting or other rights; sale, exchange or other acquisition of shares, equity interests or assets; contribution of assets and/or liabilities; liquidation; exchange of securities; conversion of entity, migration of entity or formation of new entity; or other transaction or group of related transactions.

(d) Changes after Provision for Redemption. No vote or consent of the holders of Designated Preferred shall be required pursuant to Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding units of the Designated Preferred shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 5 above.

(e) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Designated Preferred (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules of the Board of Managers or any duly authorized committee of the Board of Managers, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the LLC Agreement and applicable law and the rules of any national securities exchange or other trading facility on which Designated Preferred is listed or traded at the time.

Section 8. Record Holders. To the fullest extent permitted by applicable law, the Issuer and the transfer agent for Designated Preferred may deem and treat the record holder of any unit of Designated Preferred as the true and lawful owner thereof for all purposes, and neither the Issuer nor such transfer agent shall be affected by any notice to the contrary.

Section 9. Notices. All notices or communications in respect of Designated Preferred shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in the LLC Agreement or by applicable law. Notwithstanding the foregoing, if units of Designated Preferred are issued in book-entry form through The Depository Trust Issuer or any similar facility, such notices may be given to the holders of Designated Preferred in any manner permitted by such facility.

Section 10. No Preemptive Rights. No unit of Designated Preferred shall have any rights of preemption whatsoever as to any securities of the Issuer, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 11. Replacement Certificates. The Issuer shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Issuer. The Issuer shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Issuer of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Issuer.

Section 12. Other Rights. The units of Designated Preferred shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the LLC Agreement or as provided by applicable law.